Exhibit 99.3

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

As of June 30, 2009 and December 31, 2008

Report of Independent Registered Chartered Accountants

To the Directors of

    BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED:

We have audited the accompanying balance sheet of Brookfield Infrastructure Partners Limited (the “Company”) as of December 31, 2008. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

December 18, 2009

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

BALANCE SHEET

	June 30, 2009	December 31, 2008
	(unaudited)
Assets
Cash	$12,500	$12,500
Investment in Brookfield Infrastructure Partners L.P.	2	2
Receivables	237,502	187,502

Total Assets	$250,004	$200,004

Liabilities
Payables	$271,908	$221,908
Shareholders’ deficit
Share capital	4	4
Retained earnings	$(21,908)	$(21,908)

Total Liabilities and Shareholders’ Deficit	$250,004	$200,004

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

NOTES TO BALANCE SHEET

1.	ORGANIZATION

Brookfield Infrastructure Partners Limited (the “Company”) was formed as a company limited by shares under the Companies Act 1981 of Bermuda pursuant to a memorandum of association dated May 17, 2007. The Company issued four shares of par value $1.00 each upon incorporation. The Company was incorporated to serve as the general partner of Brookfield Infrastructure Partners L.P.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America.

3.	ACTIVITIES OF THE ENTITY

The Company has receivables and payables incurred in the normal course of operations in it’s capacity as the general partner of Brookfield Infrastructure Partners L.P.

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